Exhibit 99.1

Imperial Tobacco Group PLC – Director Declaration

In compliance with rule LR 9.6.14 of the Financial Services Authority Listing Rules, Imperial Tobacco Group PLC announces that its Chairman, Mr I J G Napier, has informed the Company that he will be joining the Board of Directors of McBride plc with effect from 1 July 2007.

There have been no other changes to the information set out in LR 9.6.13R (2) to LR 9.6.13R (6) in respect of Mr Napier.

T M Williams

Deputy Company Secretary

Copies of our announcements are available on our website:  www.imperial-tobacco.com